July 26, 2006
Adam J. Agron
Attorney at Law
T 303.223.1134
F 303.223.0934
aagron@bhf-law.com
Ms. Pamela A. Long
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Global Employment Holdings, Inc. (the “Company”)
Pre-Effective Amendment 2 to Registration Statement on Form S-1
Filed July 10, 2006
File No. 333-133666
Dear Ms. Long:
In response to your letter dated July 17, 2006 and on behalf of the Company, we filed Amendment No. 3 to the Company’s Registration Statement on Form S-1. Set forth below are our responses to the comments contained in your letter.
Prior Comment 6
1.	The $21,151,892 restricted stock compensation expense in the January 1, 2006 Statements of Operations should also be classified as a component of operating income (loss). Also, given that SFAS 123(R) has been adopted, please update the assessment of implementation on page F-9.
We have reclassified the $21,151,592 from Other Expense to SG&A and disclosed in Management’s Discussion and the risk factors the impact of the item on income from operations.
We have updated Note P — Subsequent Events on page F-21 as to the status of outstanding options as of our fiscal quarter ending April 2, 2006.
Prior Comment 10
2.	We understand that your accounting for the series C and D preferred stock was based on the guidance in the EITF D-98 and SFAS 150. We understand that the preferred stock was classified as temporary equity at January 2, 2005 because the preferred stockholders controlled a majority of the board of directors and, presumably, could unilaterally force GES to engage in a transaction which would trigger the share redemption program outlined in the master investment agreement. We understand that the preferred stock was revalued in the quarter ended January 1, 2006 based

Pamela A. Long
July 26, 2006

on management’s assessment, as described in your June 19, 2006 letter, that redemption was probable. The $36,692,909 revaluation is classified as a non-operating expense in the January 1, 2006 Statement of Operations. Please clarify for us why this amount was classified as an expense rather than as an adjustment to income attributable to common shareholders. In this regard, see the guidance in paragraph 18 of EITF D-98. We note also the guidance in paragraph 26 of EITF D-98.

Please note the disclosures outlined in paragraph 26 of SFAS 154.
We have accounted for the valuation of the redeemable preferred stock in accordance with the guidance provided in EITF D-98 and made the appropriate reclassification of the preferred stock valuation from other expense to additional paid in capital.
We have revised the disclosures related to SFAS No. 154 on page F-10.
Exhibits
3.	We note the response to prior comment 2. Unlike Item 601(b)(2) of Regulation S-K, Item 601(b)(10) of Regulation S-K requires the filing of material contracts, including attachments, in their entirety, absent an order granting confidential treatment. Attachments include, for example, annexes, appendices, exhibits, and schedules. It does not appear that you filed exhibit A to exhibit 10.17 or schedules 6.3 and 6.4 to exhibit 10.19. Please refile in their entirety these exhibits and the other exhibits identified in comment 53 in our May 25, 2006 letter.
We have confirmed that Exhibit A is in fact attached to Exhibit 10.17. Please let us know if you are unable to find it.
We filed a new Exhibit 10.19 with Amendment No. 3 to the Company’s Registration Statement on Form S-1 containing an Amended and Restated Credit and Security Agreement, dated as of July 24, 2006, with all its exhibits, schedules and attachments, etc. The Amended and Restated Credit and Security Agreement filed with Amendment No. 3 to the Company’s Registration Statement on Form S-1 supersedes the Fifth Amendment to Credit and Security Agreement attached as Exhibit 10.19 to the Company’s Current Report on Form 8-K. Furthermore, the Fifth Amendment to Credit and Security Agreement attached as Exhibit 10.19 to the Company’s Current Report on Form 8-K is complete as filed because the references to schedules 6.3 and 6.4 therein appear in provisions that have been amended which happen to refer to schedules 6.3 and 6.4 and do not refer to schedules actually attached to the Fifth Amendment to Credit and Security Agreement. Therefore, as agreed to by, and discussed with, Mr. Edward M. Kelly, we did not re-file Exhibit 10.19 with Amendment No. 2 to the Company’s Current Report on Form 8-K as you had originally requested because it has been superseded by the Amended and Restated Credit Agreement filed as Exhibit 10.19 with Amendment No. 3 to the Company’s Registration Statement on Form S-1.

Pamela A. Long
July 26, 2006

4.	We note the response to prior comment 2 concerning exhibits 10.22, 10.23 and 10.24 to the current report on Form 8-K dated March 31, 2006 and filed April 4, 2006. Since executed agreements supersede those exhibits, file by amendment the executed agreements as exhibits.
The agreements contained in Exhibits 10.22, 10.23 and 10.24 of the Company’s Current Report on Form 8-K were filed as forms because each of the agreements was executed as nine separate agreements by nine different borrowers. All of the executed agreements were identical except for the exhibits and schedules, which were unique to each borrower, listing pledged stock, debt and intellectual property rights. Pursuant to your request, we re-filed Exhibits 10.22, 10.23 and 10.24 containing all exhibits and schedules with the Company’s Amendment No. 2 to Form 8-K. However, because the bodies of the underlying agreements contained in each of those exhibits are identical for the nine different borrowers executing the same, we have attached to each of the exhibits the schedules and exhibits for each borrower rather than filing nine separate but identical agreements as exhibits. In addition, we have added Exhibits 10.22, 10.23 and 10.24 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 containing all schedules and exhibits containing information regarding new borrowers added in the Amended and Restated Credit Agreement.
Exhibit 23.3
5.	Refer to prior comment 14. Revise to identify with specificity the registration statement for which the consent is provided.
We have revised Exhibit 23.3 as requested.
If you have any further questions or comments, please do not hesitate to contact me. Thank you.
Sincerely,
/s/ Adam J. Agron
Adam J. Agron
7378\27\992107.2